Exhibit 16.1

February 9, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made SQZ Biotechnologies Company pursuant to Item 304(a)(1) of Regulation S-K (copy attached), which we understand will be filed with the Securities and Exchange Commission as part of the Registration Statement on Form S-1 of SQZ Biotechnologies Company dated February 9, 2021. We agree with the statements concerning our firm contained therein.

Very truly yours,

/s/ Katz, Nannis + Solomon, P.C.

Waltham, Massachusetts

Attachment

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On October 11, 2018, we dismissed Katz, Nannis + Solomon, P.C., or KN+S, as our independent accountants. Our board of directors approved the decision to change our independent public accounting firm. On May 6, 2019, we engaged PricewaterhouseCoopers LLP as our new independent registered public accounting firm to audit our consolidated financial statements as of and for the year ended December 31, 2018 and to reaudit our financial statements as of and for the year ended December 31, 2017, which had previously been audited by KN+S.

The report of KN+S on our financial statements as of and for the year ended December 31, 2017 did not contain an adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years preceding our dismissal of KN+S and the subsequent interim period through October 11, 2018, there were no “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto) with KN+S on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KN+S, would have caused KN+S to make reference to the subject matter of the disagreements in its report on our financial statements as of and for the year ended December 31, 2017. During the two most recent fiscal years preceding our dismissal of KN+S and the subsequent interim period through October 11, 2018, there were no “reportable events” (as defined in Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto).

We provided KN+S with a copy of the foregoing disclosure and requested that KN+S furnish us with a letter addressed to the SEC stating whether KN+S agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of the letter, dated February 9, 2021, furnished by KN+S in response to that request, is filed as Exhibit 16.1 to the registration statement of which this prospectus is a part.

During the two years ended December 31, 2018 and the subsequent interim period through May 6, 2019, when we engaged PricewaterhouseCoopers LLP, we did not consult with PricewaterhouseCoopers LLP with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided to us that PricewaterhouseCoopers LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any other matter that was the subject of a disagreement or a reportable event (each as defined above).